

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2010

Mr. Luis Pacheco de Melo
Chief Financial Officer
Portugal Telecom, SGPS, S.A.
Av. Fontes Pereira de Melo, 40
1069-300 Lisboa
Portugal

> **Re: Portugal Telecom, SGPS, S.A.**
> **Form 20-F for the fiscal year ended December 31, 2009**
> **Filed April 16, 2010**
> **File No. 001-13758**

Dear Mr. Luis Pacheco de Melo:

We have reviewed your response letter dated August 9, 2010 and your filings and have the following comments. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2009

Notes to Financial Statements

33. Intangible Assets, page F-87

1. Refer to your response to our prior comment number two and your disclosure on page F-89. It is unclear to us how for the wireline operating segment you can represent that internal management monitors goodwill at the operating segment if your disclosure shows goodwill at levels below the operating segment.   Please explain.

<u>35.7. Leasings, page F-97</u>

2. We note your response to our prior comment number three. Please confirm to us that these financial leases relate to actual transportation equipment and satellite capacity currently being used you.

Please file all correspondence over EDGAR. You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director